UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021.

Commission File Number 333-248876

WUNONG NET TECHNOLOGY COMPANY LIMITED

(Translation of registrant’s name into English)

Mr. Xiaogang Qin, Chief Executive Officer

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 6-K amends the Current Report on Form 6-K, dated May 25, 2021, that was filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2021 (the “Original Form 6-K”) by Wunong Net Technology Company Limited (the “Company” or “we”), concerning the dismissal of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm. We provided Friedman with a copy of the disclosure before the filing of the Original Form 6-K was made with SEC and requested that Friedman provide us with a letter addressed to the SEC stating whether or not it agrees with the statements therein. We received a letter from Friedman, stating that it agrees with the above statements and are accordingly filing this Amendment No. 1 to Current Report on Form 6-K solely to file this letter as Exhibit 99.1 to this report.

We have made no attempt in this Amendment No. 1 to Current Report on Form 6-K to modify or update the disclosures presented in the Original Form 6-K other than as noted in the previous paragraph. Except as noted above, this Amendment No. 1 to Current Report on Form 6-K does not reflect events occurring after the filing of the Original Form 6-K. Accordingly, this Amendment No. 1 to Current Report on Form 6-K should be read in conjunction with the Original Form 6-K, and the Company’s other filings with the SEC subsequent to the filing of the Original Form 6-K, including any amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2021	WUNONG NET TECHNOLOGY COMPANY LIMITED

	By:	/s/ Xiaogang Qin
	Name:	Xiaogang Qin
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Letter from Friedman LLP to Securities and Exchange Commission, dated May 25, 2021.